FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number:

Derek Oil & Gas Corporation

(Translation of registrant's name into English)

1201 – 111 West Hastings Street

Vancouver, B.C. V6E 2J3 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	Form 51-101F1
99.2	Form 51-101F2
99.3	Form 51-101F3
99.4	Transition Application
99.5	Articles
99.6	Bulletin
99.7	CEO Certificate
99.8	CFO Certificate
99.9	Quarter One Statements
99.10	Letter dated September 28, 2005
99.11	Management’s Discussion & Analysis
99.12	Notice February 7, 2005
99.13	Notice January 12, 2005
99.14	Notice #2 February 7, 2005
99.15	News Release September 2, 2005
99.16	News Release September 7, 2005
99.17	News Release September 14, 2005
99.18	News Release August 31, 2005
99.19	News Release #2 September 14, 2005
99.20	Short Position

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2005

Derek Oil & Gas Corporation

By:   /s/  Barry C.J. Ehrl

Name  Barry C.J. Ehrl

Title     President, C.E.O. & Director

EXHIBIT INDEX

Exhibit	Description
99.1	Form 51-101F1
99.2	Form 51-101F2
99.3	Form 51-101F3
99.4	Transition Application
99.5	Articles
99.6	Bulletin
99.7	CEO Certificate
99.8	CFO Certificate
99.9	Quarter One Statements
99.10	Letter dated September 28, 2005
99.11	Management’s Discussion & Analysis
99.12	Notice February 7, 2005
99.13	Notice January 12, 2005
99.14	Notice #2 February 7, 2005
99.15	News Release September 2, 2005
99.16	News Release September 7, 2005
99.17	News Release September 14, 2005
99.18	News Release August 31, 2005
99.19	News Release #2 September 14, 2005
99.20	Short Position